EXHIBIT 10.22

Rent-A-Center, Inc.
Summary of Director Compensation

Non-employee directors each receive an annual retainer of $30,000, payable in four equal installments on the first day of each fiscal quarter. Additionally, non-employee directors each receive $2,000 for each Board of Directors meeting and $1,000 for each committee meeting attended in person and are reimbursed for their expenses in attending such meetings. Non-employee directors also each receive $500 for each telephonic Board of Directors or committee meeting attended.

Non-employee directors receive options to purchase 9,000 shares of Rent-A-Center, Inc. common stock on the first business day of the first full fiscal year of service as a director and options to purchase 5,000 shares of Rent-A-Center common stock on the first business day of each year thereafter. The exercise price of the options is the fair market value of shares of Rent-A-Center common stock on the grant date. These options vest and are exercisable immediately.